Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-925-3707 richard.kirk@prudential.com

October 1, 2020

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statement on Form S-3 SEC File No. 333- Pruco Life Insurance Company (“Registrant”)

Members of the Commission:
Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-3 is hereby requested to October 3, 2020, or as soon thereafter as practicable.
If you have any questions, please call Elizabeth Gioia at 203-402-1624.
Very truly yours,

PRUCO LIFE INSURANCE COMPANY

By: /s/Richard H. Kirk
Richard H. Kirk
Vice President, Corporate Counsel

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

By: /s/Lynn K. Stone
Lynn K. Stone
Assistant Secretary